

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

November 17, 2016

Via E-mail
Mark N. DuHamel
Chief Executive Officer, President and Treasurer,
Huntington Funding, LLC
Huntington Center
41 South High Street
Columbus, Ohio 43287

> **Re:** **Huntington Funding, LLC**
> **Amendment No. 1 to Registration Statement on Form SF-3**
> **Filed November 9, 2016**
> **File No. 333-214109**

Dear Mr. DuHamel:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 8, 2016 letter.

Exceptions to Underwriting Criteria, page 52

1. We note your response and revisions to your registration statement in response to comments five through seven. Please revise to clarify that to the extent there is more than one reason why material amounts of any receivables are included in the pool despite exceptions to the underwriting criteria, you will describe, and provide data on, how each of the compensating factors were used to make the determination that the receivables should be included in the pool.

You may contact Eric Envall at (202) 551-3234, or me at (202) 551-3850 if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Angela M. Ulum, Esq., Mayer Brown LLP